SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2012

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J No 42.150.391/0001-70 – NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON DECEMBER 28, 2012

On December 28, 2012, at 11:00 A.M., at the Company’s offices located at Avenida das Nações Unidas, 8501, 24º andar, São Paulo/SP, CEP. 05.425-070, a Meeting of the Board of Directors of BRASKEM S.A. (“Company”) was held with the presence of the undersigned Board Members. Absent, due to a justified reason, Felipe Montoro Jens, being represented by his respective substitute, Mr. Mauro Motta Figueira. The meeting also counted with the presence of the Chief Executive Officer Carlos Fadigas de Souza Filho, as well as the Officers Decio Fabricio Oddone da Costa, Marcela Aparecida Drehmer Andrade, Mauricio Roberto de Carvalho Ferro and Rui Chammas, Mr. Marco Antônio Villas Boas, and Mrs. Marcella Menezes Fagundes, were also presented. The Chairman of the Board of Directors, Mr. Marcelo Bahia Odebrecht, presided the meeting, and Mrs. Marcella Menezes Fagundes acted as secretary. ORDER OF THE DAY: I)  Subjects for deliberation: After due analysis of the Proposal for Deliberation (“PD”), a copy of which and related documentation were previously sent for cognizance by the Board Members, as set forth in the Internal Rules and shall remain duly filed at the Company’s headquarters, the following deliberation was approved  by unanimous vote, under the terms and conditions set out in the respective PD: PD.CA/BAK 22/2012 – Disposal of corporate interests that the Company holds (i) in Cetrel S.A., equal to 54,2% of the capital stock, and (ii) in Distribuidora de Água Camaçari S.A., equal to the total capital stock, to Foz do Brasil Participações e Investimentos S.A.,  with the Executive Office being authorized to perform the acts necessary for the full implementation of this deliberation. II) Subjects for acknowledgment: Nothing to register. III) Subjects of Interest to the Company: Report on the Finance and Investment Committee’s meeting held on December 21, 2012. IV) Adjournment: As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all the attending Board Members, by the Chairman and by the Secretary of the Meeting. São Paulo, December 28, 2012. Sgd: Marcelo Bahia Odebrecht – President; Marcella Menezes Fagundes – Secretary; José Carlos Cosenza - Vice-President, Alfredo Lisboa Ribeiro Tellechea, Almir Guilherme Barbassa, Álvaro Fernandes da Cunha Filho, José Alcides Santoro Martins, Luiz de Mendonça, Newton Sergio de Souza, Patrick Horbach Fairon, Roberto Zurli Machado, and Mauro Motta Figueira.

This document is true to the original, which was registered in the relevant registry book.

Marcella Menezes Fagundes

Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Av. Magalhães Neto, 1856, Ed TK Tower, s. 1101 a 1.103 e 1108, Pituba - CEP 41810-012 - Tel. (71) 3271-2044 - Fax (71) 3342-3698

São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 28, 2012
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.